Exhibit 12.7

Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
Net income from continuing operations	$(7,120)	$25,780
Add- Taxes based on income	(5,072)	15,341
Net income before income taxes	(12,192)	41,121

Add- fixed charges:
Interest on long term debt (1)	45,178	69,085
Estimated interest cost within rental expense	449	234
Amortization of net debt premium, discount, expenses and losses	4,502	8,454
Total fixed charges	50,129	77,773

Earnings available for fixed charges	37,937	118,894

Ratio of earnings to fixed charges	0.75	1.52

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,147	2,294
Adjustment to pre-tax basis	817	1,365
	1,964	3,659

Combined fixed charges and preferred stock dividend requirements	$52,093	$81,432

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	- (2)	1.46

(1) Includes FIN 48 interest expense
(2) Earnings were inadequate to cover fixed charges by $14,156,000 for the six months ended June 30, 2008.